Mail Stop 3561

June 8, 2007

Steven Binninger, President
Java Detour, Inc.
2121 Second Street
Building C, Suite 105
Davis, California 95616

>   **Re: Java Detour, Inc.**
>   **Amendment No. 4 to Registration Statement on Form 10-SB**
>   **Filed May 31, 2007**
>   **File No. 0-52357**
>   **Amendment No. 4 to Registration Statement on Form SB-2**
>   **Filed May 31, 2007**
>   **File No. 333-139731**

Dear Mr. Binninger:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 4 to Registration Statement on Form 10-SB

General

1. As you have been previously advised, our comments on your Registration Statement on Form 10-SB also apply to your Registration Statement on Form SB-2. Please revise as necessary.

2. Where applicable, please amend your Form 10-KSB filed on April 2, 2007 and your Form 10-QSB filed on May 21, 2007 to conform to the financial statements filed in your amended Form 10-SB and Form SB-2 filings.

New Accounting Pronouncements, page 24

3. You disclose that you are currently assessing the impact that the adoption of FIN 48 will have on your financial statements. Considering that you are required to adopt FIN 48 at the beginning of fiscal 2007, please tell us, if applicable, why FIN

48 has not been adopted during the quarterly period ended March 31, 2007. Please also revise your filings to provide the disclosures required by paragraphs 20 and 21 of FIN 48. Please note that certain FIN 48 disclosures have been required in interim filings by the AICPA SEC Regulations Committee. For applicable disclosures required, see Center for Public Company Audit Firms Alert #138 (CPCAF Alert #138).

Hunter World Markets, Inc. and our Company, page 34

4. Please state after the first sentence that Tri-mark does not have any continued affiliation with you other than to the extent that its designee holds warrants to purchase 20,000 shares of your common stock.

Interim Consolidated Statements of Cash Flows, page F-4

5. We note that the amounts included in the "Payment of offering cost" and "Principal repayments of related party notes payable" financing activity line items are positive. If these line item descriptions are inaccurate, please revise.

Note 4 – Intangible Assets, page F-10

6. We note that you capitalize the costs of franchise operating manuals as intangible assets. Citing authoritative accounting guidance, please explain how capitalization of these costs is appropriate and why you classify them as intangible assets. Please also tell us and disclose the methods you use to amortize these assets.

Note 10 – Stockholders' Equity, page F-13

7. Although your options rollforward indicates that no stock options were granted during the quarterly period ended March 31, 2007, the last two paragraphs on page F-15 disclose that you did issue stock options during the first quarter. Please revise your disclosures to correct for this apparent discrepancy.

8. Please ensure you provide all disclosures required by sections (b)(1), (d), and (h) of SFAS 123(R) paragraph A240. If the 2,324,165 option outstanding as of March 31, 2007 are not all exercisable as of March 31, 2007, please revise your disclosures accordingly.

9. We note that you used an estimated life of five years in calculating the value of stock options under the Black-Scholes model. We also note that you used a five year estimated life in valuing the 600,000 option grants to nonemployees disclosed on page F-18. Please tell us how you determined the expected life of the options should be the same for issuances to both employees and

nonemployees. Specifically tell us how your accounting policy is consistent with footnote 7 of SAB Topic 14. Footnote 7 indicates that due to the nature of specific terms in employee share options, including nontransferability, nonhedgability and the truncation of the contractual term due to post-vesting service terminations, SFAS 123(R) requires that when valuing an employee share option under the Black-Scholes-Merton framework, the fair value of an employee share option be based on the option's expected term rather than the contractual term.

Note 12 – Master License Agreement, page F-18

10. We note that you entered into a master license agreement for the sale of rights to sell Java Detour franchises throughout the Middle East and parts of North Africa. Please provide us with the following information regarding this agreement:

- Consistent with your master license revenue recognition accounting policy on page F-8, we presume you will recognize these fees as revenue upon your material and substantial performance of obligations under the agreement, which usually occurs at the completion of operations training by the master licensee. Please explain the difference between your master license agreements and area development agreements and why the fees under this agreement should not be recognized under your area development revenue recognition policy. In your response, please indicate if this master license agreement requires the establishment of a specified number of franchisee locations; and

- Please tell us why the 600,000 options issued to Java Universe, LLC were not expensed when granted during the quarterly period ended March 31, 2007. Since the options are fully vested and there do not appear to be performance conditions that are required to be satisfied by the grantee to earn or retain the equity instruments, it appears that these options should be separately expensed on the grant date. If you believe your current accounting treatment is appropriate, please tell us the authoritative accounting guidance you used in your determination.

***

       You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, or me at 202-551-3725 with any other questions.

                Sincerely,

                H. Christopher Owings
                Assistant Director

cc: Thomas Poletti, Esq.
        Fax: (310) 552-5001